December 8, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kristin Baldwin

Re:	Acceleration Request

Registration Statement on Form F-4 (Registration File Nos. 333-291680, 333-291680-01, and 333-291680-02)

Dear Ms. Baldwin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JBS N.V. respectfully requests that the effective date of Registration Statement on Form F-4 for JBS N.V., JBS USA Foods Group Holdings, Inc. and JBS USA Food Company Holdings (Registration File Nos. 333-291680, 333-291680-01, and 333-291680-02), filed on November 21, 2025 (the “Registration Statement”), be accelerated so that the Registration Statement may become effective by 4:00 p.m., New York City time, on December 11, 2025, or as soon thereafter as practicable.

* * *

The Company respectfully requests that it be notified of such effectiveness by telephone call to Karen Katri of White & Case LLP at (305) 925-4788.

JBS N.V.

By:	/s/ Gilberto Tomazoni
	Name:	Gilberto Tomazoni
	Title:	Executive Director and Global Chief Executive Officer

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Global Chief Financial Officer

cc:	Donald E. Baker, Esq.

Daniel Nam, Esq.
Karen Katri, Esq.

White & Case LLP